

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 29, 2010

John S. Salstrom
Chief Executive Officer, Chief Financial and Accounting Officer
Protectus Medical Devices, Inc.
110 First Avenue NE, Suite #1006
Minneapolis, MN 55413

> **Re:** **Protectus Medical Devices, Inc.**
> **Item 4.02 Form 8-K/A**
> **Filed July 27, 2010**
> **File No. 0-53100**

Dear Mr. Salstrom:

We have reviewed your Item 4.02 Form 8-K/A and have the following comments.

ITEM 4.02 FORM 8-K/A FILED JULY 27, 2010

1. In the Form 8-K filed on May 28, 2010 you state your intention of restating the September 30, 2009 financial statements in an amendment, yet in the Form 8-K/A filed on July 27, 2010 you disclose that you now intend to file the restated financial statements in the Form 10-Q for the period ended September 30, 2010. Based on the nature and extent of the errors as presented in the Form 8-K/A, please file an amended Form 10-Q to reflect the restated September 30, 2009 financial statements.

2. Please supplementally reconcile for us the change in net loss of $337,189 from the impact of the restatements as shown on page 4 to the change in deficit accumulated during the development stage of $68,027 as shown on page 3.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bret Johnson at (202) 551-3753, or me at (202) 551-3769 if you have questions regarding our comments.


Sincerely,


Rufus Decker
Accounting Branch Chief